

Suite 500, 850 – 2nd Street S. W.
Calgary, Alberta, T2P 0R8
Tel: (403) 237-9400 Fax: (403) 237-9410

For Immediate Release

COMPTON ANNOUNCES EXTENSION OF MFC TAKE-OVER BID OFFER TO SEPTEMBER 6, 2012

CALGARY, August 28, 2012 – Compton Petroleum Corporation (TSX - CMT) ("Compton" or the Corporation") announces that MFC Industrial Ltd. ("MFC") has extended the expiry time of its take-over bid offer (the "Offer") for all of Compton's outstanding shares ("Common Shares") for cash consideration of $1.25 per Common Share to 5:00 p.m. (PDT) on September 6, 2012.

The Offer has been extended as MFC is awaiting consent in respect of the change of control provisions of Compton's MPP Term Financing arrangement. All other requisite change of control approvals in order for the for the transaction to proceed have been received, including: the federal government's Commissioner of Competition, the federal Minister of Industry under the Investment Canada Act, and Compton's banking syndicate under Compton's bank facility.

As at the date hereof, approximately 24.6 million Compton Shares have been deposited to the Offer, representing approximately 93.4% of the currently outstanding Compton Shares. This satisfies the 66.67% minimum tender requirement of the Offer.

The Compton Board of Directors has recommended that Shareholders accept the MFC Offer and tender their Common Shares to the MFC Offer, for reasons including:

- The MFC Offer is the result of an active, extensive and public process to assess Compton's strategic alternatives and represents the most attractive and best alternative available to Shareholders.

- The MFC Offer provides immediate value and liquidity to Shareholders; and

- Compton faces significant financial constraints, including an outstanding borrowing base shortfall under its credit facility, which challenge Compton's continuing status as a going concern. Compton may be forced to seek creditor protection in the event the MFC Offer is not completed.

Detailed discussions of all reasons for the unanimous recommendation of the Board of Directors are described in the Directors' Circular dated July 12, 2012.

The Offer will be now be open for acceptance until 5:00 p.m. (PDT) on September 6, 2012, unless extended or withdrawn by MFC. Compton's Board recommends that shareholders tender their shares if they have not already done so.

Full details of the Offer are included in the Directors' Circular, Offer Documents and related documents, which are available on SEDAR at www.sedar.com or the Corporation's website at www.comptonpetroleum.com. Compton shareholders are encouraged to read such documents carefully and in their entirety as it will contain additional important information concerning the Offer.

Computershare Investor Services Inc. is the depositary for the Bid. Compton shareholders can obtain copies of the Bid Documents and related materials at no charge from the depositary toll-free at 1-800-564-6253 or by email at corporateactions@computershare.com.

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About Compton Petroleum Corporation

Compton Petroleum Corporation is a public corporation actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. The majority of our operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin, providing multi-zone potential for future development and exploration opportunity.

As natural gas comprises approximately 84% of Compton's production, the Corporation's 2012 program is impacted by the current natural gas price outlook. When natural gas markets recover in the future, Compton can focus on our highest-return, liquids-rich natural gas area at Niton and balancing our portfolio through investment in emerging crude oil opportunities. Compton is well positioned in emerging oil plays that target the Bakken/Big Valley, Ellerslie and Glauconite Formations in the Southern Plains area as well as future exploratory potential through the joint venture on its Montana Bakken/Big Valley lands.

Through further improving operating efficiencies, maximizing returns on capital invested and focusing on higher return assets, Compton will create value by providing appropriate investment returns for shareholders. Compton's Common Shares are listed on the Toronto Stock Exchange under the symbol CMT.

For further information, contact:

Susan J. Soprovich   C.W. Leigh Cassidy
Director, Investor Relations   Vice President, Finance & CFO
Ph: (403) 668-6732   Ph: (403) 205-5812

Fax: (403) 237-9410
Email: investorinfo@comptonpetroleum.com

Website: www.comptonpetroleum.com

Advisories

Forward-Looking Statements

Certain information regarding the Corporation contained herein constitutes forward-looking information and statements and financial outlooks (collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National Instrument 51-102 Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures, (ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to "reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's views of the take-over bid offer and prospective activities. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The Corporation's forward-looking statements are expressly qualified in their entirety by this cautionary statement.